Exhibit 99.1

Announcement Thursday, 2 July 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

DIRECTOR RESIGNATION

Woodside advises that Tony O’Neill has announced his intention to resign as a non-executive Director effective 1 July 2026.

Since joining the Board in June 2024, Mr O’Neill has served on the company’s Audit & Risk, Sustainability, Nominations & Governance committees.

Woodside Chairman Richard Goyder thanked Mr O’Neill for his contribution over the past two years.

“Tony’s wise counsel and strategic guidance on sustainability, decarbonisation and operational performance have been highly valued during what has been a transformative period for Woodside,” Mr Goyder said.

“We appreciate Tony’s leadership and commitment to delivering value for our shareholders, and wish him all the best in his future endeavours.”

INVESTORS	MEDIA

Vanessa Martin	Christine Abbott
M: +61 477 397 961	M: +61 484 112 469
E: investor@woodside.com	E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.